BlueData Corporation
2700 Gateway Centre Blvd.
Suite 600
Morrisville, NC 27560

Date: May 25, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Attention:	H. Roger Schwall, Assistant Director
Parker Morrill

Re:	BlueData Corporation
Amendment No. 2 to Registration Statement on Form 10
Filed May 3, 2011
File No. 0-54281

Dear Mr. Schwall:

Set forth below are the responses of BlueData Corporation (“BlueData” or the “Company”) to the Commission’s comments to Amendment No. 2 to the Registration Statement on Form 10-12G filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 8, 2011 (as amended, the “Registration Statement”), as set forth in the staff’s comment letter dated May 16, 2011 (the “Comment Letter”).

Pursuant to a telephone discussion between the Commission’s staff and the Company’s attorney on May 17, 2011, the Commission’s staff has indicated that the Company may submit this correspondence responding to the Comment Letter, which contains suggested revisions to the Registration Statement disclosure, without simultaneously filing a further amendment to the Registration Statement. It is the Company’s understanding, based on the aforementioned telephone discussion, that the Company will be required to transmit for electronic filing a further amendment to the Registration Statement once the Commission has indicated whether the revisions to the Registration Statement disclosure proposed herein are satisfactory.

For ease of reference, we have repeated each comment below in bold face type followed by the Company’s response.  All capitalized terms used in this correspondence without definition have the meanings given to those terms in the Registration Statement.

Liquidity and Capital Resources, page 22

1.           COMMENT

We note your response to comment 1 in our letter dated April 21, 2011. However, we also note your disclosure that the company may, in its discretion, call on the lenders to provide additional funds necessary to cover the operating costs of the company, and your disclosure at page 27 that the company has a right to enforce the lenders’ obligation under the promissory note. However, we also note that the lenders serve as the sole officers and directors of the company. Please revise your filing to clarify the conflict of interest that would be faced by Kenneth Bloom and Deborah Bloom in their capacity as your officers and directors when determining whether to seek funds in connection with the note. For example, and without limitation, there could be a conflict of interest if the company needs funds but Mr. Bloom and Ms. Bloom for any reason cannot or will not provide such funds to the company in connection with the note.

RESPONSE

We propose revising the Registration Statement disclosure on Page 22, paragraph 1 under the subheading “Liquidity and Capital Resources,” to highlight the existence of a possible conflict in the event that Kenneth Bloom and Deborah Bloom, as the Company’s only stockholders and as its sole executive officers and directors, do not cause the Company to call for additional funds under the Promissory Note as a result of their determination, as Lenders, that their further funding of the Company is not warranted.

We propose further clarifying the disclosure to delete a reference to the discretionary nature of the Company’s ability to call for funds under the Promissory Note in order to eliminate any confusion such reference might otherwise cause with respect to the possible conflict of interest.

In addition, we propose the inclusion of an additional sentence to indicate that the Company is not precluded from seeking independent funding should Kenneth Bloom and Deborah Bloom make the determination not to cause the Company to call for additional funding under the Promissory Note.

For reference, we have marked the disclosure included on Page 22, paragraph 1 under the subheading “Liquidity and Capital Resources,” below to indicate our proposed revisions:

To date, we have funded our operations through loans from our stockholders pursuant to that certain Second Amended and Restated Grid Note, dated as of April 27, 2011, made by the Company in favor of Kenneth Bloom and Deborah Bloom (the “Lenders”), in the principal amount of up to $250,000 (the “Promissory Note”). Advances under the Promissory Note are payable on June 30, 2012. Interest on the unpaid principal balance of the Promissory Note is payable annually in arrears at a rate equal to 5% per annum. Under the terms of the Promissory Note, the Company may~~, in its discretion,~~ call on the Lenders to provide additional funds necessary to cover the operating costs of the Company. ~~In light of the fact that the Lenders are~~However, Kenneth Bloom and Deborah Bloom, as the Company’s only stockholders and ~~serve as~~ its executive officers and directors, may decide against causing the Company ~~may decide not~~ to call ~~on the Lenders to provide~~for additional funds ~~if~~under the Promissory Note if they, in their role as the Lenders, make a determination that the Company’s current prospects do not warrant further funding. So long as the Company has no stockholders, executive officers or directors other than Kenneth Bloom and Deborah Bloom, a potential conflict of interest may exist with respect to the exercise of the Company’s rights and the enforcement of the Lenders’ obligations under the Promissory Note. In the event the Company does not call for additional funding under the Promissory Note due to the Lenders’ determination that their further funding of the Company is unwarranted, the Company may decide to seek additional funding from independent third parties. The directors and officers of the Company will analyze potential Business Combinations at no cost to the Company. However, the Company will incur costs associated with filing Exchange Act reports, identifying Target Businesses and analyzing and negotiating the terms of potential Business Combinations. Our management anticipates that out-of-pocket expenses will be approximately $30,000 to $40,000 to file its Exchange Act reports and $75,000 to $100,000 to identify Target Businesses and to analyze and negotiate the terms of potential Business Combinations. It is expected that the amounts available to the Company under the Promissory Note will be sufficient to fund the Company’s operations for at least the next 12 months.

Similarly, we propose revising the Registration Statement disclosure on Page 27, paragraph 2 under the subheading “Related Party Transactions,” to highlight the potential conflict described above, should Kenneth Bloom and Deborah Bloom make the determination that their further funding of the Company is not warranted.

In addition, we propose deleting the disclosure language that had indicated the Company’s right to enforce the Lenders’ obligation under the Promissory Note.  With this deletion, it is our intent to avoid any implication that a conflict of interest would not exist in the event Kenneth Bloom and Deborah Bloom, as the only stockholders, directors and executive officers of the Company, were to seek enforcement of their obligation as Lenders under the Promissory Note.

Further, as we have proposed with respect to the disclosure on Page 22, we propose to delete from the disclosure on Page 27 a reference to the discretionary nature of the Company’s ability to call for funds under the Promissory Note, and adding a sentence to indicate that the Company may choose to seek independent funding if Kenneth Bloom and Deborah Bloom make the determination not to call for additional funds under the Promissory Note.

For reference, we have marked the Registration Statement disclosure included on Page 27, paragraph 2 under the subheading “Related Party Transactions,” below to indicate our proposed revisions:

Kenneth Bloom and Deborah Bloom, the Company’s officers and directors, have advanced all expenses incurred by the Company, which includes only legal and accounting fees, resident agent fees, basic state and local fees and taxes. As of April 30, 2011, the total amount advanced to the Company was equal to $43,311. Of such amount, $1,000 was contributed as capital, and the remainder was treated as loans from Kenneth Bloom and Deborah Bloom. On a going forward basis, Kenneth Bloom and Deborah Bloom have committed to taking responsibility for all expenses incurred by the Company through the date of completion of a Business Combination described in Item 1 of this Form 10. The Promissory Note described in Item 2 of this Form 10 permits the Company to call on Kenneth Bloom and Deborah Bloom, as the Lenders~~, at the Company’s discretion~~, for additional funds as needed to cover operating expenses actually incurred by the Company ~~and is anticipated to~~. The Company’s management anticipates that the Promissory Note will provide the Company with sufficient funding to operate for at least the next 12 months.  ~~The Company has a right to enforce the Lenders’ obligation under the Promissory Note.  Even so, because the Lenders are~~However, because Kenneth Bloom and Deborah Bloom are both the Lenders and the Company’s only stockholders, directors and ~~serve as its~~ executive officers ~~and directors~~, it is possible that they would not cause the Company ~~may decide not~~ to call ~~on the Lenders to provide~~for additional funds ~~if~~under the Promissory Note if they, in their role as the Lenders, were to make a determination that the Company’s current prospects do not warrant further funding. So long as the Company has no stockholders, executive officers or directors other than Kenneth Bloom and Deborah Bloom, a potential conflict of interest may exist with respect to the exercise of the Company’s rights and the enforcement of the Lenders’ obligations under the Promissory Note. In the event the Company does not call for additional funding under the Promissory Note due to the Lenders’ determination that their further funding of the Company is unwarranted, the Company could, in its discretion, seek additional funding from independent third parties.

2.           COMMENT

Similarly, your disclosure that the company may decide not to call on the lenders to provide additional funds if the lenders make a determination that the company’s current prospects do not warrant further funding suggests that “the company” may act independently from its sole officers and directors who are also the lenders. Please revise your filing to clarify the relationship among the company, the lenders and your officers and directors in this context.

RESPONSE

As described in our response to Comment 1 above, the foregoing proposed revisions to the disclosure in the Registration Statement seek to highlight the dual nature of Kenneth Bloom’s and Deborah Bloom’s roles as Lenders and as the only stockholders, the sole executive officers and the sole directors of the Company.

If the Commission determines that the revisions to the Company’s disclosure as proposed herein are satisfactory, the Company will include such revised disclosure in a further amendment to the Registration Statement.

Kenneth Bloom and Deborah Bloom, as officers of BlueData acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth Bloom

Kenneth Bloom
President